

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 21, 2016

Paul E. Martin
Chief Financial Officer
Perficient, Inc.
555 Maryville University Drive, Suite 600
Saint Louis, MO 63141

      Re: **Perficient, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2015
              Filed March 3, 2016
              File No. 001-15169

Dear Mr. Martin:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           /s/ Kathleen Collins

                           Kathleen Collins
                           Accounting Branch Chief
                           Office of Information Technologies
                           and Services